UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
For Annual Reports of
Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from                      to
Commission file number 1-6196
A. Full title of the plans and address of the plans, if different from that of the issuer named below:
Piedmont Natural Gas Company, Inc. Salary Investment Plan
Piedmont Natural Gas Company, Inc. Payroll Investment Plan
B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

Page
Piedmont Natural Gas Company, Inc. Salary Investment Plan:

Cover Page	1

Report of Independent Registered Public Accounting Firm	2

Financial Statements—

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule—

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	13

Piedmont Natural Gas Company, Inc. Payroll Investment Plan:

Cover Page	14

Report of Independent Registered Public Accounting Firm	15

Financial Statements—

Statements of Net Assets Available for Benefits	17

Statement of Changes in Net Assets Available for Benefits	18

Notes to Financial Statements	19

Supplemental Schedule—

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	26

Signature	27

Exhibit Index	28
SIP McGladrey & Pullen Consent
PIP McGladrey & Pullen Consent
SIP Deloitte & Touche Consent
PIP Deloitte & Touche Consent

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Piedmont Natural Gas Company, Inc.
Salary Investment Plan
Financial Report
December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Benefits Committee and Participants in
Piedmont Natural Gas Company, Inc. Salary Investment Plan
Charlotte, North Carolina
We have audited the accompanying statement of net assets available for benefits of Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
As described in Notes 2 and 3, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
We also have audited the adjustments to the 2005 financial statement to retrospectively apply the change in accounting for fully benefit-responsive investment contracts, as described in Notes 2 and 3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2005 financial statement of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statement taken as a whole.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
June 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee and
Participants in Piedmont Natural Gas Company, Inc.
Salary Investment Plan:
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements, the accompanying statement of net assets available for benefits of Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such 2005 statement of net assets available for benefits, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.
/s/ Deloitte & Touche LLP
May 8, 2006

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Participant-directed investments (Notes 1, 2, 3, and 6)	$91,902,836	$95,421,723
Receivable — due from broker for securities sold	85,972	167
Cash	472,482	13,389

Total assets	92,461,290	95,435,279

Liabilities
Due to broker for securities purchased	558,454	13,556

Net assets available for benefits at fair value	91,902,836	95,421,723

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	285,998	382,598

Net assets available for benefits	$92,188,834	$95,804,321

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Notes 2 and 3)	$6,653,241
Interest and dividends (Note 2)	4,270,182

Total investment income	10,923,423

Contributions:
Employer’s	2,233,448
Participants’	5,068,030
Participants’ rollovers	664,531

Total contributions	7,966,009

Total additions	18,889,432

Deductions from net assets attributed to:
Benefits paid to participants	22,230,539
Expenses (Notes 2 and 6)	378,149

Total deductions	22,608,688

Net decrease	(3,719,256)

Transfer from other qualified plan (Note 1)	103,769

Net assets available for benefits:
Beginning of year	95,804,321

End of year	$92,188,834

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements
Note 1. Description of the Plan
The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Salary Investment Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan providing benefits to participating salaried and other non-bargaining unit employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portion; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time salaried employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. Effective July 1, 2006, the Plan was amended to change the date upon which an employee may commence participation in the Plan to the first day of any pay period after the employee reaches age 18 and completes thirty days of service. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during the year ended December 31, 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, two common trust funds and one common stock fund as investment options for participants.
Vesting: Prior to July 1, 2006, all participant and employer contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts. Effective July 1, 2006, the Plan was amended so that a participant will become 100% vested in his employer matching contributions after the participant completes six months of service.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements
Note 1. Description of the Plan (Continued)
Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes. Principal and interest is paid ratably through payroll deductions.
Payment of benefits: The vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.
Other: During the year ended December 31, 2006, account balances totaling $103,769 of participants in the Piedmont Natural Gas Company, Inc. Payroll Investment Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Plan, were transferred to the Plan.
Note 2. Summary of Accounting Policies
Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Accounting pronouncements: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
The Plan invests in investment contracts through a collective trust in the Gartmore Morley Stable Value Fund (Retail). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The statement of net assets available for benefits has been adjusted as of December 31, 2005 to reflect the implementation of this FSP in the amount of $382,598 as indicated in Note 3.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements
Note 2. Summary of Accounting Policies (Continued)
In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We believe that the impact of the adoption of SFAS 157 will not have a material effect on the financial statement disclosures.
Investment valuation and income recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value held by the Plan at year end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of benefits: Benefit payments to participants are recorded when paid.
Expenses: As provided by the Plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements
Note 3. Investments
The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2006 and 2005, which includes the implementation of FSP as described in Note 2, are as follows:

	December 31,
	2006	2005
Enhanced Stock Market Fund of Wachovia- 146,097 and 189,831 units, respectively	$14,509,956	$16,117,784
Piedmont Natural Gas Stock Fund- 336,693 and 459,718 units, respectively	5,990,941	7,401,835
Evergreen Special Values Fund (A)- 223,993 and 197,034 shares, respectively	6,130,680	5,272,640
American Funds The Growth Fund of America (A)- 343,828 and 374,913 shares, respectively	11,301,621	11,569,818
American Funds Balanced Fund (A)- 339,588 and 399,269 shares, respectively	6,458,958	7,114,976
Gartmore Morley Stable Value Fund (Retail)- 759,875 and 987,506 units, respectively**	14,834,216	18,581,598
Dodge & Cox Stock Fund - 66,053 and 63,014 shares, respectively	10,136,481	8,646,791
Dodge & Cox Income Fund - 382,148 and -0- shares, respectively	4,803,595	—
American Funds Europacific Growth Fund (A)- 155,206 and -0- shares, respectively	7,226,373	—
Fidelity Advisor Series I Mid Cap Fund (T)- 205,048 shares	*	4,976,505
Evergreen Select Core Bond Fund (CCA)- -0- and 412,738 shares, respectively	—	4,965,984
Templeton Foreign Fund (A)- -0- and 439,641 shares, respectively	—	5,574,644

*	Represented less than 5% of the Plan’s net assets available for benefits as of this date.

**	Represents fully benefit-responsive investment contracts.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements
Note 3. Investments (Continued)
During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common trust fund — equity — Enhanced Stock Market Fund of Wachovia	$2,331,225

Common stock fund- Piedmont Natural Gas Stock Fund	702,071

Mutual funds:
Balanced	441,647
Fixed income	12,618
Stable value	641,464
Equity	1,928,125
International equity	596,091

Total mutual funds	3,619,945

Total appreciation in fair value of investments	$6,653,241

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Note 4. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements
Note 5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 6. Exempt Party-in-Interest Transactions
Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $227,386 for the year ended December 31, 2006.
At December 31, 2006 and 2005, the Plan held 336,693 and 459,718 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $4,265,188 and $5,577,163, respectively, and fair value of $5,990,941 and $7,401,835, respectively. During the year ended December 31, 2006, the Plan recorded dividend income on the common stock of the Company of $236,209.
Note 7. Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

	December 31
	2006	2005

Net assets available for benefits as presented in these financial statements	$92,188,834	$95,804,321
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	(285,998)	—

Net assets available for benefits per the Form 5500	$91,902,836	$95,804,321

Year Ended
December 31,
2006
Total investment income per the financial statements	$10,923,423
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	(285,998)

Total investment income per the Form 5500	$10,637,425

(This page intentionally left blank)

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of investment
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	value

*Enhanced Stock Market Fund of Wachovia	Common trust fund, 146,097 units	$14,509,956

*Piedmont Natural Gas Stock Fund	Common stock fund, 336,693 units	5,990,941

*Evergreen Special Values Fund (A)	Mutual fund, 223,993 shares	6,130,680

American Funds The Growth Fund of America (A)	Mutual fund, 343,828 shares	11,301,621

American Funds Balanced Fund (A)	Mutual fund, 339,588 shares	6,458,958

Gartmore Morley Stable Value Fund (Retail)**	Common trust fund, 759,875 units	14,834,216

Dodge & Cox Stock Fund	Mutual fund, 66,053 shares	10,136,481

Fidelity Advisor Series I Mid Cap Fund (T)	Mutual fund, 182,792 shares	4,555,169

T. Rowe Price New Horizons Fund	Mutual fund, 74,352 shares	2,400,836

Dodge & Cox Income Fund	Mutual fund, 382,148 shares	4,803,595

American Funds Europacific Growth Fund (A)	Mutual fund, 155,206 shares	7,226,373

PIMCO Real Return Bond (A)	Mutual fund, 67,740 shares	835,003

*Various participants	Loans to participants, at interest rates ranging from 4.00% to 8.53% and maturities ranging from less than one month to 21 months	2,719,007

		$91,902,836

*	Represents a party-in-interest.

**	Represents fully benefit-responsive investment contracts.
All investments are participant directed; therefore, cost information has not been presented.

Piedmont Natural Gas Company, Inc.
Payroll Investment Plan
Financial Report
December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Benefits Committee and Participants in
Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Charlotte, North Carolina
We have audited the accompanying statement of net assets available for benefits of Piedmont Natural Gas Company, Inc. Payroll Investment Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
As described in Notes 2 and 3, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
We also have audited the adjustments to the 2005 financial statement to retrospectively apply the change in accounting for fully benefit-responsive investment contracts, as described in Notes 2 and 3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2005 financial statement of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statement taken as a whole.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
June 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee and
Participants in Piedmont Natural Gas Company, Inc.
Payroll Investment Plan:
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements, the accompanying statement of net assets available for benefits of Piedmont Natural Gas Company, Inc. Payroll Investment Plan (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such 2005 statement of net assets available for benefits, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 3 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.
/s/ Deloitte & Touche LLP
May 8, 2006

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Participant-directed investments (Notes 1, 2, 3, and 6)	$40,940,017	$36,379,972
Receivable — due from broker for securities sold	30,294	—
Cash	148,991	—

Total assets	41,119,302	36,379,972

Liabilities
Due to broker for securities purchased	179,285	—

Net assets available for benefits at fair value	40,940,017	36,379,972

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	174,449	184,067

Net assets available for benefits	$41,114,466	$36,564,039

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Notes 2 and 3)	$2,651,989
Interest and dividends (Note 2)	1,627,114

Total investment income	4,279,103

Contributions:
Employer’s	960,688
Participants’	2,056,731
Participants’ rollovers	54,296

Total contributions	3,071,715

Total additions	7,350,818

Deductions from net assets attributed to:
Benefits paid to participants	2,536,687
Expenses (Notes 2 and 6)	159,935

Total deductions	2,696,622

Net increase	4,654,196

Transfers to other qualified plan (Note 1)	(103,769)

Net assets available for benefits:
Beginning of year	36,564,039

End of year	$41,114,466

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements
Note 1. Description of the Plan
The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Payroll Investment Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan providing benefits to participating bargaining unit hourly employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portion; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time hourly employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. Effective July 1, 2006, the Plan was amended to change the date upon which an employee may commence participation in the Plan to the first day of any pay period after the employee reaches age 18 and completes thirty days of service. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during the year ended December 31, 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, two common trust funds and one common stock fund as investment options for participants.
Vesting: Prior to July 1, 2006, all participant and employer contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts. Effective July 1, 2006, the Plan was amended so that a participant will become 100% vested in his employer matching contributions after the participant completes six months of service.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements
Note 1. Description of the Plan (Continued)
Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes. Principal and interest is paid ratably through payroll deductions.
Payment of benefits: The vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.
Other: During the year ended December 31, 2006, account balances totaling $103,769 of participants in the Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Salary Plan”), were transferred to the Salary Plan.
Note 2. Summary of Accounting Policies
Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Accounting pronouncements: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
The Plan invests in investment contracts through a collective trust in the Gartmore Morley Stable Value Fund (Retail). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The statement of net assets available for benefits has been adjusted as of December 31, 2005 to reflect the implementation of this FSP in the amount of $184,067 as indicated in Note 3.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements
Note 2. Summary of Accounting Policies (Continued)
In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We believe that the impact of the adoption of SFAS 157 will not have a material effect on the financial statement disclosures.
Investment valuation and income recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value held by the Plan at year end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of benefits: Benefit payments to participants are recorded when paid.
Expenses: As provided by the Plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements
Note 3. Investments
The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2006 and 2005, which includes the implementation of FSP as described in Note 2, are as follows:

	December 31,
	2006	2005
Enhanced Stock Market Fund of Wachovia- 88,402 and 94,870 units, respectively	$8,779,912	$8,055,049
Evergreen Special Values Fund (A)- 92,404 shares	2,529,107	*
American Funds The Growth Fund of America (A)- 103,180 and 95,068 shares, respectively	3,391,537	2,933,797
American Funds Balanced Fund (A)- 163,276 and 149,445 shares, respectively	3,105,514	2,663,114
Gartmore Morley Stable Value Fund (Retail)- 463,497 and 475,087 units, respectively**	9,048,352	8,939,564
Dodge & Cox Stock Fund - 18,167 and 15,757 shares, respectively	2,787,910	2,162,169
Fidelity Advisor Series I Mid Cap Fund (T)- 97,581 and 93,010 shares, respectively	2,431,713	2,257,343
American Funds Europacific Growth Fund (A)- 51,281 and -0- shares, respectively	2,387,658	—
Participant loans	2,155,813	2,039,092

*	Represented less than 5% of the Plan’s net assets available for benefits as of this date.

**	Represents fully benefit-responsive investment contracts.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements
Note 3. Investments (Continued)
During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common trust fund — equity — Enhanced Stock Market Fund of Wachovia	$1,288,487

Common stock fund- Piedmont Natural Gas Stock Fund	127,617

Mutual funds:
Balanced	183,219
Fixed income	619
Stable value	332,043
Equity	530,573
International equity	189,431

Total mutual funds	1,235,885

Total appreciation in fair value of investments	$2,651,989

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Note 4. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements
Note 5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 6. Exempt Party-in-Interest Transactions
Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $95,202 for the year ended December 31, 2006.
At December 31, 2006 and 2005, the Plan held 72,275 and 82,976 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $944,518 and $1,033,281, respectively, and fair value of $1,286,021 and $1,335,982, respectively. During the year ended December 31, 2006, the Plan recorded dividend income on the common stock of the Company of $47,121.
Note 7. Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

	December 31
	2006	2005

Net assets available for benefits as presented in these financial statements	$41,114,466	$36,564,039
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	(174,449)	—

Net assets available for benefits per the Form 5500	$40,940,017	$36,564,039

Year Ended
December 31,
2006
Total investment income per the financial statements	$4,279,103
Adjustment from fair value to contract value for fully benefit-responsive investments contracts	(174,449)

Total investment income per the Form 5500	$4,104,654

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Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of investment
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	value

*Enhanced Stock Market Fund of Wachovia	Common collective fund, 88,402 units	$8,779,912

*Piedmont Natural Gas Stock Fund	Common stock fund, 72,275 units	1,286,021

*Evergreen Special Values Fund (A)	Mutual fund, 92,404 shares	2,529,107

American Funds The Growth Fund of America (A)	Mutual fund, 103,180 shares	3,391,537

American Funds Balanced Fund (A)	Mutual fund, 163,276 shares	3,105,514

Gartmore Morley Stable Value Fund (Retail)**	Common collective fund, 463,497 units	9,048,352

Dodge & Cox Stock Fund	Mutual fund, 18,167 shares	2,787,910

Fidelity Advisor Series I Mid Cap Fund (T)	Mutual fund, 97,581 shares	2,431,713

T. Rowe Price New Horizons Fund	Mutual fund, 27,347 shares	883,027

Dodge & Cox Income Fund	Mutual fund,150,697 shares	1,894,265

American Funds Europacific Growth Fund (A)	Mutual fund, 51,281 shares	2,387,658

PIMCO Real Return Bond (A)	Mutual fund, 21,027 shares	259,188

*Various participants	Loans to participants, at interest rates ranging from 5.75% to 7.29% and maturities ranging from less than one month to 11 months	2,155,813

		$40,940,017

*	Represents a party-in-interest.

**	Represents fully benefit-responsive investment contracts.
All investments are participant directed; therefore, cost information has not been presented.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
(Name of Plan)

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
(Name of Plan)

Date June 20, 2007	/s/ Renee H. Metzler
Renee H. Metzler
Manager – Compensation and Benefits and Plan Administrator

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm – Piedmont Natural Gas Company, Inc. Salary Investment Plan

23.2	Consent of Independent Registered Public Accounting Firm – Piedmont Natural Gas Company, Inc. Payroll Investment Plan

23.3	Consent of Independent Registered Public Accounting Firm – Piedmont Natural Gas Company, Inc. Salary Investment Plan

23.4	Consent of Independent Registered Public Accounting Firm – Piedmont Natural Gas Company, Inc. Payroll Investment Plan